Exhibit 2.1

Proposed Form Of Notice

SECURITIES AND EXCHANGE COMMISSION

(Release No. 35-_____)

Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

November ___, 2003

Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder.  All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below.  The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.  Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by ___, 2003 to the Secretary, Securities and Exchange Commission, 450 5th Street, N.W., Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below.  Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request.  Any request for hearing shall identify specifically the issues of fact or law that are disputed.  A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter.  After __, 2003, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

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AGL Resources Inc. (70-_____)

AGL Resources Inc. (“AGL Resources”), located at Ten Peachtree Place, NE, Atlanta, Georgia 30309, a registered holding company under the Act, and its direct and indirect subsidiary companies, Atlanta Gas Light Company ("AGLC"), Virginia Natural Gas, Inc. ("VNG"), Chattanooga Gas Company ("CGC"), AGL Rome Holdings, Inc., Georgia Natural Gas Company, AGL Investments, Inc., Sequent Energy Management, LP, Sequent, LLC, Sequent Holdings, LLC, Sequent Energy Marketing, LP, AGL Networks, LLC, AGL Energy Corporation, AGL Propane Services, Inc., Trustees Investments, Inc., Customer Care Services, Inc., Pivotal Energy Services, Inc., Southeastern LNG, Inc., AGL Services Company, AGL Capital Corporation, Global Energy Resource Insurance Corporation, AGL Capital Trust I, AGL Capital Trust II, and AGL Capital Trust III, are seeking authorization for certain financing and other transactions described in more detail below.

By order dated October 5, 2000, Holding Co. Act Release No. 27243 (the “Merger Order” or “Prior Order”), the Securities and Exchange Commission ("Commission") authorized AGL Resources to acquire all of the issued and outstanding common stock of VNG and various financing transactions necessary to support the business of AGL Resources and its subsidiaries.  AGL Resources owns directly all of the issued and outstanding common stock of three public utility companies within the meaning of the Act, AGLC, CGC and VNG    (the "Utility Subsidiaries").  All of AGL Resources’ direct and indirect subsidiaries, other than the Utility Subsidiaries, are herein referred to as the “Non-Utility Subsidiaries.”  The Utility Subsidiaries and Non-Utility Subsidiaries are collectively referred to herein as the “Subsidiaries.”

AGLC is a natural gas local distribution utility with distribution systems and related facilities serving 237 cities throughout Georgia.  AGLC owns all of the outstanding stock of AGL Rome Holdings, Inc.  AGL Rome Holdings, Inc. owns property associated with a former manufactured gas plant in Rome, Georgia.  CGC is a natural gas local distribution utility with distribution systems and related facilities serving 12 cities and surrounding areas, including the Chattanooga and Cleveland areas of Tennessee.  VNG is a natural gas local distribution utility with distribution systems and related facilities serving eight cities in the Hampton Roads region of southeastern Virginia.  AGLC, CGC and VNG are regulated with respect to rates, maintenance of accounting records and various other service and safety matters by the Georgia Public Service Commission, the Tennessee Regulatory Authority, and the Virginia State Corporation Commission, respectively.

Georgia Natural Gas Company ("GNG"), a wholly-owned subsidiary of AGL Resources, owns a non-controlling 70% financial interest in SouthStar Energy Services LLC ("SouthStar").  SouthStar, a joint venture formed in 1998, markets retail natural gas and related services to industrial, commercial and residential customers, principally in Georgia.  GNG and SouthStar are “gas-related companies” under Rule 58 of the Act.

AGL Investments, Inc. ("AGLI") is an intermediate holding company for AGL Resources’ investments in Sequent Energy Management, LP, AGL Networks, LLC ("AGL Networks"), AGL Propane Services, Inc. and AGL Energy Corporation, and other Non-Utility Subsidiaries.  Sequent, LLC is an intermediate holding company for Sequent Energy Management, LP; Sequent Energy Marketing, LP; and Sequent Holdings, LLC; collectively referred to as “Sequent.”  Sequent provides asset optimization, gas supply services, and wholesale marketing and risk management services for third parties and the Utility Subsidiaries.  The Sequent organization is a “gas-related company” under Rule 58 of the Act.  AGL Networks is a carrier-neutral provider of last-mile infrastructure and dark fiber solutions to a variety of customers in Atlanta, Georgia and Phoenix, Arizona.  AGL Networks is an exempt telecommunications company under Section 34 of the Act.  AGL Propane Services, Inc. holds a 22.36% membership interest in US Propane L.P.; and AGL Energy Corporation holds a membership interest in US Propane, LLC, the general partner of US Propane L.P.  US Propane L.P. owns all of the general partnership interests and approximately 25% of the limited partnership interests, in Heritage Propane Partners, L.P. (Heritage).  Heritage, a publicly traded company, is a marketer of propane through a nationwide retail distribution network and is the fourth largest retail marketer of propane in the United States.  AGLI is also the sole shareholder of the following active companies:  Trustees Investments, Inc., which owns a residential and retail development in Savannah, Georgia, located on or adjacent to former manufactured gas plant sites; Customer Care Services, Inc.; Pivotal Energy Services, Inc. and Southeastern LNG, Inc.

AGL Services Company is a service company established in accordance with Section 13 of the Act.  AGL Services Company provides business services to AGL Resources’ various subsidiaries.  Global Energy Resource Insurance Corporation, a captive insurance company, was formed under Commission order dated April 13, 2001, Holding Co. Act Release No. 27378, to underwrite certain insurance for AGL Resources and its subsidiaries.

AGL Capital Corporation is a financing subsidiary that provides for the ongoing financing needs of AGL Resources through a commercial paper program, the issuance of various debt and hybrid securities and other financing arrangements.  AGL Capital Trust I and AGL Capital Trust II are Delaware statutory business trusts established for the purpose of issuing trust preferred securities.  AGL Resources owns 100% of AGL Capital Trust I common stock and AGL Capital Trust I owns AGL Resources 8.17% Junior Subordinated Deferrable Interest Debentures.  AGL Capital owns 100% of AGL Capital Trust II’s common stock and AGL Capital Trust II owns AGL Resources 8% Junior Subordinated Deferrable Interest Debentures. AGL Capital Trust III was organized for a similar purpose but it has not yet issued any securities.

The Applicants hereby request authorization to engage in certain financing transactions ("Financing Transactions") during the period from the effective date of the order granted authorizing the application through March 31, 2007 (the "Authorization Period").  The authorization requested will replace and substitute for the authorization granted with respect to certain financing transactions by the Prior Order, which expires on March 31, 2004.

Applicants state that the proceeds from the sale of securities in external financing transactions will be used for general corporate purposes, including the financing, in part, of the capital expenditures and working capital requirements of AGL Resources and its Subsidiaries, for the acquisition, retirement or redemption of securities previously issued by AGL Resources or the Subsidiaries, and for authorized investments in companies organized in accordance with Rule 58 under the Act, exempt wholesale generators, foreign utility companies, exempt telecommunications companies, and for other lawful purposes.

The applicants seek authorization for the following specific transactions which are explained more fully in the application:

1.

issuances and sales by AGL Resources of up to $5 billion of securities at any time outstanding ("AGL Resources External Limit");

2.

issuances by AGL Resources of guarantees and other forms of credit support in an aggregate amount of $1 billion at any time outstanding ("AGL Resources Guarantee Limit");

3.

issuances by the Utility Subsidiaries of guarantees and other forms of credit support;

4.

short-term borrowings by AGLC and CGC; 1

5.

hedging transactions by AGL Resources and the Utility Subsidiaries with respect to their indebtedness;

6.

reorganization of the current combined system money pool into separate utility and non-utility money pools, and borrowings by the Subsidiaries under the new money pools;

7.

changes in the terms of any wholly-owned Subsidiary’s authorized capital stock capitalization;

8.

payment of dividends out of capital or unearned surplus by Subsidiaries;

9.

acquisition by AGL Resources and the Subsidiaries of the equity securities of one or more special purpose subsidiaries (“Financing Subsidiaries”) organized solely to facilitate a financing transaction and to guarantee the securities issued by Financing Subsidiaries;

10.

restructuring of AGL Resources’ Non-Utility interests from time to time, including the establishment of one or more intermediate subsidiaries organized exclusively for the purpose of acquiring, financing, and holding the securities of one or more existing or future Non-Utility Subsidiaries; and

11.

 issuance of up to 22 million shares of common stock under dividend reinvestment and stock-based management incentive and employee benefit plans (“Common Stock Plan Limit”).

1 The AGL Resources External Limit, the AGL Resources Guarantee Limit, the Common Stock Plan Limit, and the AGLC and CGC borrowing limits stated herein would apply only to securities and guarantees issued and outstanding during the Authorization Period.

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Applicants state that Financing Transactions will be subject to the following limitations:

a.

the cost of money on debt financings, and the dividend rate on preferred stock or other types of preferred or equity-linked securities,  under the authorizations requested will be consistent with those of similar securities of comparable credit quality and maturities issued by other companies;

b.

the maturity of indebtedness will not exceed fifty years;

c.

the underwriting fees, commissions and other similar remuneration paid in connection with the non-competitive issue, sale or distribution of a security will be consistent with an amount or percentage of the principal or total amount of the security being issued that would be charged to or paid by other companies with a similar credit rating and credit profile in a comparable arm’s-length credit or financing transaction; and

d.

AGL Resources, on a consolidated basis, and the Utility Subsidiaries, individually, will maintain common stock equity as a percentage of total capitalization of at least 30% as of the end of each fiscal quarter; provided however, that AGL Resources, on a consolidated basis, may maintain common stock equity as a percentage of total capitalization of no less than 20% for a period of two consecutive quarters during the Authorization Period as a result of extraordinary capital market events or to allow AGL Resources to take advantage of acquisition opportunities that may arise, so long as AGL Resources maintains investment grade status on issuances.

In addition, all rated securities issued under the authorization requested in this Application will, at the time of issuance, be rated as investment grade by at least one nationally recognized statistical rating organization ("NRSRO").2  Applicants request that the Commission reserve jurisdiction over the issuance of any rated securities that are not rated as investment grade by at least one NRSRO.

2 The term “nationally recognized statistical rating organization” shall have the same meaning as used in Rule 15c3-1(c)(2)(vi)(F), 17 CFR 240.15c3-1(c)(2)(vi)(F).

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For the Commission by the Division of Investment Management, pursuant to delegated authority.

Jonathan G. Katz

Secretary

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